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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2, 2002 and December 3, 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

  —
  KPN Belgium sold to Scarlet, dated December 2, 2002;

  —
  Royal KPN N.V. announces final results of Tender Offer and will purchase US$465 million of its 7.50% bonds due 2005, dated December 3, 2002.

Press Release

KPN Belgium sold to Scarlet	Date 2 December 2002 Number 081pe

Royal KPN N.V. has reached an agreement with Scarlet regarding the takeover of the assets and activities of KPN Belgium as per 1 January 2003. Approximately 200 personnel will also be transferred to Scarlet in the takeover. The sale is subject to the approval of the Belgium authorities.

Negotiations with Scarlet and other parties for the possible takeover of planet Internet Belgium are currently being conducted.

KPN Belgium is a 100% subsidiary of KPN. The company offers telecom services to commercial users in the Belgian market.

Press Release

Date December 3, 2002
Royal KPN N.V. announces final results of Tender Offer and will purchase US$465 million of its 7.50% bonds due 2005	Number 082pe

On November 15, 2002 Royal KPN N.V. (AEX:KPN) invited holders of its US$750 million 7.50% Notes due October 2005 (the "Notes") to tender their Notes for cash. KPN is now giving notice that the invitation expired.

The Offer expired at 5:00 pm, New York City time, on December 2, 2002 and US$465 million principal amount of Notes were validly tendered. KPN will purchase all tendered Notes at a purchase price of US$1,101.25 for each US$1,000 principal amount of Notes tendered plus accrued and unpaid interest from October 1, 2002 up to but not including the settlement date. The settlement date for the Offer will be Thursday December 5, 2002.

KPN will pay the aggregate purchase price including accrued interest to the Depositary for those Notes accepted for payment.

Further information

Additional information concerning the settlement may be obtained by contacting the Dealer Manager, Salomon Smith Barney at +44 (0) 20 7986 8972. The Depositary is Citibank N.A., London Office and may be contacted at +44 (0) 20 7508 3867. The Information Agent is Mellon Investor Services and may be contacted at +1 (917) 320 6286.

About KPN

KPN is a telecommunications company offering a wide range of high quality and innovative telecommunications services for both the private and business market. Its core business activities are: mobile communications; fixed network and Internet services and IP/Data services. KPN focuses on the Benelux-countries and Germany.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: 3 December 2002	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES